SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	AB Active ETFs, Inc.

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	1345 Avenue of the Americas New York, New York 10105

TELEPHONE NUMBER:	(800) 221-5672

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	The Corporation Trust Incorporated 2405 York Road, Suite 201 Lutherville-Timonium, Maryland 21093

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒Yes	☐No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President, Chief Executive Officer and Director of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of New York and State of New York on this 10th day of May 2022.

AB Active ETFs, Inc.

/s/ Onur Erzan
		By:	Onur Erzan
President, Chief Executive Officer and Director

ATTEST:	/s/ Eric C. Freed
Name	Eric C. Freed
Title:	Assistant Secretary